SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ANNUAL GENERAL MEETING

OF MAY 29, 2020

Consolidated Summary Statement of Remote Voting

São Paulo, May 28, 2020 – Braskem S.A. (B3: BRKM3, BRKM5 e BRKM6; NYSE:BAK; LATIBEX: XBRK) (“Company”), in compliance with CVM Instruction No. 481/09, as amended, hereby discloses the summary voting statements containing the consolidated voting instructions submitted by shareholders to the custody agent and Itaú Corretora de Valores S.A. (“Stock Transfer Agent") and the voting instructions received directly by the Company, identifying the number of votes for, against and abstentions regarding each resolution of the remote voting ballot, as APPENDIX I.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

GED - 4872096v1

EXHIBIT I

ANNUAL GENERAL MEETING

OF MAY 29, 2020

Consolidated Summary Statement of Remote Voting

Code of the Resolution	Description of the Resolution	Vote	Total Number of Shares	Number of Shares (Common Shares)	Number of Shares (Preferred Shares Class “A”)	Number of Shares (Preferred Shares Class “B”)
1	Examine, discuss and vote on the Management Report and respective Management Account and Company’s Financial Statement, containing the Notes to financial statements, for the fiscal year ended December 31, 2019, along with the Report and Opinion of the Independent Auditors and Opinion of the Fiscal Council.	ABSTAIN	1.000	1.000	-	-
		APPROVE	4.384.581	4.384.581	-	-
		REJECT	-	-	-	-
2	Examine, discuss and vote the Management Proposal for the allocation of the results of the fiscal year ended December 31, 2019, with the use of a portion of the profit reserve to absorb the losses verified in the fiscal year	ABSTAIN	1.000	1.000	-	-
		APPROVE	4.384.581	4.384.581	-	-
		REJECT	-	-	-	-

3	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to article 141 of Brazilian Corporate Law?	ABSTAIN	4.355.480	4.355.480	-	-
		APPROVE	30.101	30.101	-	-
		REJECT	-	-	-	-
4	Indication of all candidates that compose the plaque (the votes indicated in this field shall be disregarded if the Shareholder holding common shares with voting rights also fill in the fields below regarding separate election of a member of the board of directors and the separate election covered by these fields occurs) - Chapa Única	ABSTAIN	31.101	31.101	-	-
		APPROVE	4.354.480	4.354.480	-	-
		REJECT	-	-	-	-

5	In case one of the candidates that compose the chosen plaque no longer integrates it, can the votes corresponding to your shares continue to be conferred on the chosen plaque?	ABSTAIN	31.101	31.101	-	-
		APPROVE	4.354.480	4.354.480	-	-
		REJECT	-	-	-	-
6	In case of adoption of the election by multiple votes, shall the votes corresponding to your shares be distributed to the chosen plaque in equal percentages? [If the Shareholder chooses to abstain and the election occurs by the multiple voting process, his vote shall be counted as an abstention in the respective resolution of the AGM.]	ABSTAIN	4.376.263	4.376.263	-	-
		APPROVE	9.318	9.318	-	-
		REJECT	-	-	-	-
7	List of all the candidates to indicate the percentage (%) of the votes to be attributed.	ABSTAIN	1.000	1.000	-	-
		APPROVE	4.354.480	4.354.480	-	-
		REJECT	-	-	-	-

8

If you are the uninterrupted holder of the common shares with which you vote, during the 3 (three) months immediately prior to the holding of the AGM, do you want to request the adoption of the separate election of a member to the Board of Directors, under the terms of the article 141, paragraph 4, item “I” of Brazilian Corporate Law? [the Shareholder who chooses the option “yes” shall forward to the Company, through the e-mail ago2020@braskem.com, with a copy to the email braskem-ri@braskem.com, the proof of uninterrupted ownership of the shareholding for during the 3-month period, at least, immediately prior to the AGM, issued not earlier than May 27, 2020 by the competent entity, under the terms of article 141, paragraph 6 of the Brazilian Corporate Law] (if the quorum legally required to hold the separate election is not reached, the voting instructions contained in this form for the general election will be considered).

		ABSTAIN	4.354.480	4.354.480	-	-
		APPROVE	31.101	31.101	-	-
		REJECT	-	-	-	-
9	If it is verified that neither the holders of common shares nor the holders of preferred shares have reached the quorum required in items I and II of article 141, §4, of the Brazilian Corporate Law, do you want to aggregate your votes to the votes of the common shares or preferred shares in order to elect the candidate of the Board of Directors with the highest number of votes among all of those who are indicated on the Voting Form run for the separate election?	ABSTAIN	4.454.543	4.384.581	69.962	-
		APPROVE	45.717.545	1.000	45.716.545	-
		REJECT	2.396.506	-	2.396.506	-

10

If you are the uninterrupted holder of the preferred shares with which you vote, during the 3 months immediately prior to the holding of the AGM, do you want to request the adoption of the separate election of a member to the Board of Directors, under the terms of the article 141, paragraph 4, item “II” of Brazilian Corporate Law? [the Shareholder who chooses the option “yes” shall forward to the Company, through the email ago2020@braskem.com, with a copy to the email braskem-ri@braskem.com, the proof of uninterrupted ownership of the shareholding for during the 3-month period, at least, immediately prior to the AGM, issued not earlier than May 27, 2020 by the competent entity, under the terms of article 141, paragraph 6 of the Brazilian Corporate Law]

		ABSTAIN	5.214.897	-	5.214.897	-
		APPROVE	42.462.159	-	42.462.159	-
		REJECT	505.957	-	505.957	-
11	Separate election of a member of the Board of Directors by minority Shareholders of preferred shares, pursuant to article 141, §4, item II, of the Brazilian Corporate Law (the Shareholder shall only fill this field if the Shareholder is the holder, uninterruptedly, of the preferred shares used for this election during the 3 months immediately prior to the general meeting) LÍRIO ALBINO PARISOTTO (EFFECTIVE)	ABSTAIN	21.798.278	-	21.798.278	-
		APPROVE	26.312.813	-	26.312.813	-
		REJECT	71.922	-	71.922	-

12	If it is verified that neither the holders of common shares nor the holders of preferred shares have reached the quorum required in items I and II of article 141, §4, of the Brazilian Corporate Law, do you want to aggregate your votes to the votes of the common Shareholders, pursuant to article 141, §5, of the Brazilian Corporate Law, in order to elect the candidate of the Board of Directors with the highest number of votes among all of those who are indicated on the Voting Form, run for the separate election?	ABSTAIN	4.445.225	4.375.263	69.962	-
		APPROVE	45.717.545	1.000	45.716.545	-
		REJECT	2.396.506	-	2.396.506	-
13	Resolve on the election of the Chairman and Vice-Chairman of the Company in accordance with the Management Proposal (José Mauro Mettrau Carneiro da Cunha as Chairman and João Cox Neto as Vice-Chairman)	ABSTAIN	31.101	31.101	-	-
		APPROVE	4.354.480	4.354.480	-	-
		REJECT	-	-	-	-

14	Indication of all candidates that compose the plaque - Chapa Única	ABSTAIN	40.419	40.419	-	-
		APPROVE	4.345.162	4.345.162	-	-
		REJECT	-	-	-	-
15	In case one of the candidates that compose the plate no longer integrates it to accommodate separate election that articles 161, paragraph 4, and 240 of the Brazilian Corporate Law deals with, can the votes corresponding to your shares continue to be conferred on the chosen plaque?	ABSTAIN	4.385.581	4.385.581	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
16	Do you want to request the adoption of the separate election by minority Shareholders of common shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of Brazilian Corporate Law?	ABSTAIN	4.345.162	4.345.162	-	-
		APPROVE	40.419	40.419	-	-
		REJECT	-	-	-	-

17	Do you want to request the adoption of the separate election by minority Shareholders of preferred shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of Brazilian Corporate Law?	ABSTAIN	5.214.897	-	5.214.897	-
		APPROVE	42.463.159	-	42.463.159	-
		REJECT	505.957	-	505.957	-
18	Separate election of a member to the Fiscal Council by minority Shareholders of preferred shares, pursuant to article 161, paragraph 4, item a of the Brazilian Corporate Law. HELOÍSA BELOTTI BEDICKS (EFFECTIVE) / REGINALDO FERREIRA ALEXANDRE (ALTERNATE)	ABSTAIN	461.513	-	461.513	-
		APPROVE	47.722.500	-	47.722.500	-
		REJECT	-	-	-	-

19	Resolve the annual and global Management and Fiscal Council compensation for the fiscal year to be ended on December 31, 2020.	ABSTAIN	1.000	1.000	-	-
		APPROVE	4.384.581	4.384.581	-	-
		REJECT	-	-	-	-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.